# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 04/20/2026
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 West 52nd St., 16th Floor, New York, New York (NY), 10019, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Jason Mudrick: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 101,021,846; sole dispositive power 0; shared dispositive power 101,021,846; aggregate amount beneficially owned 101,021,846 (58.4% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Fund Global, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,356,030; sole dispositive power 0; shared dispositive power 23,356,030; aggregate amount beneficially owned 23,356,030 (17% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,356,031; sole dispositive power 0; shared dispositive power 23,356,031; aggregate amount beneficially owned 23,356,031 (17% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 13,458,661; sole dispositive power 0; shared dispositive power 13,458,661; aggregate amount beneficially owned 13,458,661 (10.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,404,767; sole dispositive power 0; shared dispositive power 1,404,767; aggregate amount beneficially owned 1,404,767 (1.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 14,863,428; sole dispositive power 0; shared dispositive power 14,863,428; aggregate amount beneficially owned 14,863,428 (11.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,520,599; sole dispositive power 0; shared dispositive power 3,520,599; aggregate amount beneficially owned 3,520,599 (2.7% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,520,599; sole dispositive power 0; shared dispositive power 3,520,599; aggregate amount beneficially owned 3,520,599 (2.7% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,731,491; sole dispositive power 0; shared dispositive power 2,731,491; aggregate amount beneficially owned 2,731,491 (2.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity SIF GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,731,491; sole dispositive power 0; shared dispositive power 2,731,491; aggregate amount beneficially owned 2,731,491 (2.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Stressed Credit Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,710,801; sole dispositive power 0; shared dispositive power 2,710,801; aggregate amount beneficially owned 2,710,801 (2.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Stressed Credit Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,710,801; sole dispositive power 0; shared dispositive power 2,710,801; aggregate amount beneficially owned 2,710,801 (2.1% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Opportunity Co-Investment Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,238,495; sole dispositive power 0; shared dispositive power 2,238,495; aggregate amount beneficially owned 2,238,495 (1.8% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Opportunity Co-Investment Fund GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,238,495; sole dispositive power 0; shared dispositive power 2,238,495; aggregate amount beneficially owned 2,238,495 (1.8% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 512,447; sole dispositive power 0; shared dispositive power 512,447; aggregate amount beneficially owned 512,447 (0.4% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 512,447; sole dispositive power 0; shared dispositive power 512,447; aggregate amount beneficially owned 512,447 (0.4% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Co-Investment Opportunity III, L.P.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.2% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.
- Mudrick Co-Investment Opportunity III GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (0.2% of the class)
  Comment: No update reported. For more information, see Amendment No. 6.

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 7 ("Amendment No. 7") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.0001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 7 shall have the meaning assigned to such term in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

The information disclosed in Item 6 of this Amendment No. 7 is incorporated by reference herein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed by the Company in its Form 6-K filed on April 20, 2026 and consistent with Item 4 of Amendment No. 6, on April 1, 2026, Mudrick Capital Management, L.P. ("MCM") and the Company entered into a Convertible Note Purchase Agreement (the "Convertible Note Purchase Agreement"), pursuant to which the Company has the right, but not the obligation, to cause MCM to purchase up to $50,000,000 in aggregate original principal amount of additional Convertible Senior Secured Notes (the "Additional Notes") to be issued under the Indenture during a period of one year following the date of the Convertible Note Purchase Agreement. Such Additional notes will be issued as set forth by the Company in a notice to MCM at least 30 days in advance of the Draw Date (as defined in the Convertible Note Purchase Agreement). MCM may convert the Additional Notes into the Company's ordinary shares at a fixed conversion price of $3.50 per ordinary share. The Company will provide a notice Each issuance will be subject to the satisfaction (or waiver) of various customary conditions as of the Draw Notice Date and Draw Date, in each case, as specified in the Convertible Note Purchase Agreement, including the Company having $50 million in liquidity and being solvent and able to pay its debts for the following four months after such issuance.

Additionally, as previously disclosed by the Issuer, pursuant to the terms of the Convertible Note Purchase Agreement, at any time until the one-year anniversary of the date of the Convertible Note Purchase Agreement, the Company is permitted to repurchase any Additional Notes in a privately negotiated repurchase transaction, at a repurchase price that includes an applicable premium. In addition, pursuant to the terms of the Convertible Note Purchase Agreement, MCM has agreed to not convert any of the Additional Notes into the Company's ordinary shares once the Company has exercised its repurchase right for such Additional Notes as described in the preceding sentence. A copy of the Convertible Note Purchase Agreement is attached as Exhibit 19 to this Amendment No. 7.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 19: Convertible Note Purchase Agreement, incorporated by reference to Exhibit 99.1 on Form 6-K filed April 20, 2026.

Exhibit 20: Joint Filing Agreement, incorporated by reference to Exhibit 17 of Amendment No. 5 to this Schedule 13D.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (05/18/2026)